Exhibit 23.1
Consent of Independent Registered
Public Accounting Firm

We consent to the use in the Registration Statement of Nephros, Inc. on Form S-1 (File No. 333-167022) of our report, dated March 31, 2010 (which includes an explanatory paragraph relating to the Company’s ability to continue as a going concern), relating to the consolidated balance sheets of Nephros, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years then ended. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Rothstein, Kass & Company, P.C.

Roseland, New Jersey
June 17, 2010